EXHIBIT 8.2.1

MORGAN BEAUMONT’S SIRE NETWORK(TM) TO PROVIDE LOADING CONVENIENCE FOR CORNERSTONE BANCARD

[PR Newswire 2006-05-09]

BRADENTON, Fla., May 9 /PRNewswire-FirstCall/ -- Morgan Beaumont, Inc. (OTC Bulletin Board: MBEU), a premier technology solution provider to the Stored Value and Prepaid Card market and owner of the SIRE Network(TM), today announced that it has signed a SIRE Network agreement with Cornerstone Bancard, a provider of prepaid card programs that simplify finances, transfer funds securely and economically, and build or repair credit. This agreement will provide Cornerstone Bancard’s stored value card customers with enhanced loading capabilities and access to the over 100,000 locations on Morgan Beaumont’s SIRE Network.

Nick Logan, President of Cornerstone Bancard, stated, “With our growing base of stored value card programs, including the Cornerstone Bancard Blue, Cornerstone Bancard Platinum, SoldierPay Card, StudentLife Card, MannaCard and Cornerstone PayCard, we are excited about teaming with Morgan Beaumont to bring added convenience to our customers. Morgan Beaumont has built a rock- solid infrastructure, which gives us confidence that we are offering the highest level of service and convenience to our customers.”

Cliff Wildes, CEO of Morgan Beaumont, stated, “Cornerstone Bancard has built a strong reputation for its innovative stored value card programs. We look forward to serving Cornerstone’s expanding customer base from our ever growing SIRE Network.”

About Cornerstone Bancard

Cornerstone Bancard offers a fully integrated package of electronic payment solutions with real-time results. The Company is uniquely positioned to provide a world-class level of products and services, from prepaid programs that build or repair credit, to merchant processing accounts, Cornerstone has it all. For more information visit http://www.cornerstonebancard.com

About Morgan Beaumont, Inc.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States. The company has developed the SIRE Network(TM), a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Prepaid Card Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. Morgan

Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com .

Contacts:	Erik Jensen, President
Morgan Beaumont, Inc.
941-753-2875

Ken Dennard, Managing Partner
ksdennard@drg-e.com

DRG&E / 713-529-6600